Legacy Acquisition Corp.

1308 Race Street, Suite 200

Cincinnati, Ohio 45202

By Electronic Mail Only

April 26, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Russel Mancuso

Legacy Acquisition Corp.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted April 5, 2017

CIK No. 0001698113

Dear Mr. Mancuso:

On behalf of Legacy Acquisition Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 19, 2017, regarding the Draft Registration Statement on Form S-1 filed with the Commission on April 5, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Risk Factors, page 28

1. Please reconcile your response to prior comment 12 that the Class F holder will automatically receive 20% of the issued and outstanding shares of Class A common stock upon consummation of the initial business combination with your disclosure on page 14 that the 20% calculation excludes shares and “equity-linked” securities issued or to be issued to any seller in the business combination. It appears that the number of Class A shares to be issued to the Class F holder could vary significantly depending on whether you issue shares to new investors to finance the acquisition or you issue shares directly to the seller of the business you acquire.

We have revised the risk factors entitled “The ability of our public stockholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination or optimize our capital structure” and “We may issue additional shares of Class A common stock or preferred stock to complete our initial business combination or under an employee incentive plan after completion of our initial business combination…” in response to the Staff’s comment.

2. We note your response to prior comment 33. In an appropriate risk factor, please disclose the material risks of the founder shares being transferred to individuals who would not be bound by the same agreements in the event of your liquidation prior to completion of an initial business combination. In this regard, we note that paragraph (g) is excluded from your revised disclosure on page 111.

We have deleted clause (g) previously disclosed on page 111 (which stated, “in the event of our liquidation prior to the completion of our initial business combination”) in response to the Staff’s comment.

If third parties bring claims against us . . . page 35

3. We note your response to prior comment 13. Please clarify for us whether your auditor executed an agreement with you waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of your public stockholders. If so, please have your auditor explain how it considered the guidance in Financial Reporting Codification (FRC) 602.02.b.iv, including Example 3, in executing that agreement.

While our independent registered accounting firm (the “Auditor”) has, in the engagement letter that covers its initial audit and audit-related services required through the proposed offering, waived any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of the public stockholders (the “Trust”), the Auditor has not waived any rights to fees for which the Auditor would become entitled for services rendered. The waiver simply constitutes an acknowledgement that Trust fund monies are restricted for the benefit of the public stockholders and may not be used to pay audit fees. Such fees are the responsibility of the Company.

The Auditor considered its independence as a matter of firm policy and in accordance with Professional Standards and SEC independence rules. Specifically, as it relates to Financial Reporting Codification 602.02.b.iv, including Example 3 therein, the aforementioned waiver in no way subordinates any amounts owed to the Auditor for services rendered. All fees for audit services are due upon presentation of the invoice and are to be paid at that time. There has been no extension of payment terms, nor has any agreement been reached whereby payment of any amounts owed would be received only upon closing of the proposed offering. In accordance with professional standards, the Auditor’s firm policy and SEC independence rules, the Auditor will assess its independence prior to the issuance of any report, consent, other public filings and/or prospective engagement letters that cover periods subsequent to the proposed offering.

It is further noted that the Company has a loan agreement in place with the Company’s sponsor to cover specific amounts payable prior to the closing of the proposed offering and has designated certain amounts to be held outside of the Trust to cover payments after the proposed offering, including audit fees. There are not currently any unpaid professional fees due to the Auditor for services rendered.

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We are not required to obtain an opinion…, page 41

4. We note your response to prior comment 32. Please revise your risk factor to make clear, if true, that you do not intend to obtain a fairness opinion if you seek to complete a business combination with a company affiliated with a member of your advisory council.

We have revised this risk factor in response to the Staff’s comment and have clarified that we will not be required to obtain a fairness opinion if we seek to complete a business combination with a company affiliated with a member of our advisory council.

The provisions of our amended and restated certificate of incorporation…, page 48

5. Your response to prior comment 18 does not appear to reconcile with your disclosure here and your added disclosure on page 41 that “all” provisions of your amended and restated certificate of incorporation may be amended by shareholder vote. Please revise.

For the Staff’s information, the disclosure on pages 41 and 48 that that any of the provisions of our amended and restated certificate of incorporation related to pre-business combination activity may be amended if approved by holders of 65% of our common stock is correct. However, our amended and restated certificate of incorporation will provide that we must provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment (including an amendment to permit us to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated) at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable and any amounts released to us to fund working capital requirements) divided by the number of then outstanding public shares.

Management, page 102

6. We note your response to prior comment 29. Please revise to disclose Mr. Finn’s role in each of the financial institutions listed.

We have revised the description of Mr. Finn’s experience in response to the Staff’s comment.

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Certain Relationships and Related Party Transactions, page 113

7. Please disclose your response to prior comment 35 regarding your sponsor not providing you the office space, utilities and other services that you indicate you will be receiving for the $10,000 per month to be paid to your sponsor. Ensure that your disclosure makes clear (1) what you mean by your response that the sponsor has “access” to the office space, utilities and other services and (2) what your sponsor itself is providing as consideration for the $10,000 per month. Also clarify which services the affiliate of your CEO will be funding that results in your $5,000 per month reimbursement. Ensure that your revised disclosure makes clear the purpose of funding these services through your affiliates rather than obtaining the services directly.

We have revised the disclosure on page 60 of the Registration Statement in response to the Staff’s comment and have clarified that the entity to be reimbursed is an unrelated entity.

Founder Shares, page 118

8. Please revise your disclosure in this section to include the information you provided in your response to prior comment 37 regarding how your Class A common stock underlying equity-linked securities would be “deemed issued.” Also, show us examples of how the formula in your charter results in the 20% ownership mentioned in the second paragraph of this section (1) in a scenario where you issue equity linked securities to a seller in a business combination and (2) in a scenario where you issue equity linked securities in which all purchasers are not sellers in a business combination.

We have revised the disclosure in response to the Staff’s comment.

For the Staff’s information, in the event that we issue 10,000,000 shares to a seller in a business combination and we do not issue any shares to any other purchasers, upon the consummation of the business combination the holder of our Class F common stock would receive one share of Class A common stock for each share of Class F common stock held immediately prior to the consummation of the business combination, or 5,000,000 shares of Class A common stock (or up to 5,750,000 shares of Class A common stock if the over-allotment option is exercised in full).

For the Staff’s information, in the event that we do not issue any shares to a seller in a business combination and we issue 10,000,000 shares to other purchasers, upon the consummation of the business combination the holder of our Class F common stock would receive 1.4 shares of Class A common stock for each share of Class F common stock held immediately prior to the consummation of the business combination, or 7,000,000 shares of Class A common stock (or approximately 1.35 shares of Class A common stock for each share of Class F common stock held immediately prior to the consummation of the business combination, or up to 7,750,000 shares of Class A common stock if the over-allotment option is exercised in full).

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Public Stockholders’ Warrants, page 119

9. We note your response to prior comment 40. Please disclose what you mean by “public warrants” so that your prospectus makes clear which warrant holders can participate in a vote to amend the terms of the warrant and the warrant agreement.

We have disclosed on page 1 of the Registration Statement that the term “public warrants” refers to redeemable warrants sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market).

Certain United States Federal Income Tax Considerations, page 129

10. We note your response to prior comment 11. Please ensure that you have addressed the material alternatives to each disclosed tax consequence that is subject to uncertainty. For example, what is the tax implication if dividends are not “qualified dividends”?

We have revised this section in response to the Staff’s comment.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Stuart Neuhauser
Stuart Neuhauser

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